Filed by Prosperity Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Stellar Bancorp, Inc.

Commission File No.: 001-38280

Date: April 30, 2026

The following are excerpts from the transcript of the Q1 2026 earnings call held by Prosperity Bancshares, Inc. (“Prosperity” or the “Company”) on April 29, 2026. The excerpts contain only those portions of the transcript relating to discussions of the proposed merger of Prosperity and Stellar Bancorp, Inc. (“Stellar”).

PROSPERITY BANCSHARES, INC.

First Quarter 2026 Earnings Conference Call

April 29, 2026 — 11:30 a.m. E.T.

Company Participants

Charlotte M. Rasche — Executive Vice President & General Counsel

David Zalman — Senior Chairman & Chief Executive Officer

Asylbek Osmonov — Chief Financial Officer

H.E. (Tim) Timanus, Jr. — Chairman

Kevin Hanigan — President & Chief Operating Officer

Stellar Participants

Paul Egge — Chief Financial Officer

Bob Franklin — Chief Executive Officer

Charlotte M. Rasche

Thank you. Good morning, ladies and gentlemen, and welcome to Prosperity Bancshares first quarter 2026 earnings conference call.

This call is being broadcast live on our website and will be available for replay for the next few weeks.

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Now let me turn the call over to David Zalman.

David Zalman

The first quarter of 2026 was impactful for the company, and I’m excited to announce that during the quarter, we completed the merger of American Bank Holding Corporation on January 1, 2026; and completed the merger of Southwest Bancshares, Inc. on February 1, 2026; and announced the merger of Stellar Bancorp on January 28, 2026, for which we have now received all necessary regulatory approvals and expect to complete on July 1, 2026.

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We are fortunate to have American and Southwest associates on the Prosperity team. We are excited about our pending merger with Stellar Bancorp and expect to complete the transaction on July 1, 2026.

While we continue to have conversation with other bankers regarding potential acquisition opportunities, we remain focused on the completion of the Stellar merger and the integration of all three transactions.

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QUESTIONS & ANSWERS

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Catherine Mealor – Analyst, KBW

I wanted to first just start out on the NIM guidance. It was great to see the NIM move higher. I know part of this was just the addition of these two acquisitions. But interested if you could just help us think about how you’re thinking about the margin moving forward next quarter and then once you add in Stellar.

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Asylbek Osmonov

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If you’re kind of long term, and I’m going to include Stellar Bank in our model for 2026, I think what the model shows is that we’d be exiting with a combined NIM of around 370. But for having full year of Prosperity and half year Stellar, I think the average model shows about 360 for 2026.

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Manan Gosalia – Analyst, Morgan Stanley

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So, David, you mentioned the benefits of diversification in Texas. At the same time, you mentioned the labor market is kind of cooling right now. And then maybe if I add on to that, there’s clearly a lot more competition, especially from some out-of-state banks.

Can you put that together for us in terms of how you’re thinking about competition overall, loan spreads, deposit rates, loan growth, and just your bigger-picture thoughts on the dynamics in the state?

David Zalman

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Our partners, you could see Stellar, they did much better than we did this time. And I think it just shows that things happen over periods of time. They were up over $200 million, where they might have been lagging before. And I think that’s the same thing for us.

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Having said that, we have three mergers with banks. And if you look at us historically, I’d like to tell you that you’re going to see this mid to single-digit loan growth or double-digit loan growth. And that just doesn’t happen. I think that if we can stay—if we can stay flat, that’s pretty good this year, I mean, because I think that as you do these deals, you just see some—you see some change in that. And just historically, I’d like to say that we’re going to be there, we’re going to make it, but historically, that’s not happening.

Manan Gosalia

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Given the excitement about the forward NIM expansion and forward growth as well, maybe how are you thinking about additional M&A from here? Does it make sense to integrate the current deals first? Or do you think that there’s room to pursue another one if you get something that makes sense for you?

David Zalman

I think the answer that we all need to be doing is, these three deals are very important. I mean, we’re going from a $38 billion bank to a $53 billion, $54 billion bank. And so that’s—so our main focus right now is the operational integration of these three deals. And so that’s why when we talk about the things we talk about, our whole focus—I mean, I don’t think you’d ever want to say never on anything. At the same time, our primary focus is bringing these three deals together and hitting those consensus numbers that you analysts all have out there. And we feel really good about that.

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Dave Rochester – Analyst, Cantor

So just as a part of your view on NIM going forward, how are you thinking about the cost of deposits here in a scenario of no rate cuts? Do you think you guys can hold deposit costs here? Can you shift them lower?

And then I was just curious where you’re seeing new loan yields come in as the remaining fixed-rate loans are still rolling off here? Thanks.

Asylbek Osmonov

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But overall, I think as long the rate doesn’t change, we should be at this level or lower by ourselves. But if you add Stellar, of course, Stellar has a little bit higher, but in the combined one it’s still going to be cost of deposit around 140. That’s what our model shows.

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Dave Rochester

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But just looking at Stellar this quarter, which had a solid loan growth quarter, it seemed pretty decently broad-based. I was just thinking about you guys next year and the growth trajectory, and I was wondering if you think that with Stellar in the fold after you have that little bit of runoff, are you thinking that maybe your organic growth profile can improve from where it has been over time?

Kevin Hanigan

Yeah, post any what I would call normal-for-us post-acquisition runoff, I do think, particularly with Stellar hitting its stride, that we’ll return to kind of low to mid-single-digit kind of stuff. But it’s going to take a little while.

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David Chiaverini – Analyst, Jeffries

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Can you talk about the Basel III endgame potential benefit to your capital ratios and then your buyback appetite from here? Last couple quarters, you’ve been a little bit more active than you had been historically. How should we think about that going forward?

David Zalman

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So I think you’ll still see us—when the price is an opportunity, like it is right now, you’ll see us continue to buy back. And again, we have a lot of capital even with the combination of Stellar Bank, and I know we’re paying 25 percent or 30 percent cash on that, but we still have a lot of capital. And I think going forward, you’ll see us continue to buy back if prices stay where they’re at, for sure.

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Matt Olney – Analyst, Stephens

Yeah. Thanks for taking the question, guys. Want to go back to the Stellar Bank discussions, and I think you mentioned the improving loan growth at the bank, but also it looks like the adjusted net income at Stellar Bank was almost $30 million in the first quarter, ex a few nonrecurring items.

If I go back to the original assumptions when the deal was announced back in January, it looks like the earnings projections from Stellar for the full year was $113 million. So it seems like you’re tracking well above that number if I just annualize that first quarter.

Was there anything else unusual or anything else to consider with that first quarter net income number of almost $30 million? Or is that a clean number that we can carry forward from here?

Paul Egge

Matt, thanks for the question. It is a clean number. We actually feel great about the earnings prospects entering into the second quarter, taking the cumulative nature of the growth that we had in the first quarter. So we feel good about the path that we’re on and what that implies.

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Matt Olney

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And then, I think you completed the core system conversion at the bank in February. I think there was a mention earlier on the prepared remarks, but I missed it. Just remind us of the timeline expectations to complete the remaining conversions for each of the acquired banks.

David Zalman

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And so going forward, we’re looking at a September operational integration for the American Bank. We’re looking at a November operational integration for the Texas Partners Bank. And for Stellar, we’re looking at March 8th, I think.

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Janet Lee – Analyst, TD Cowen

Good morning. Appreciate the near-term guidance you provided on expenses for the second quarter, just given a lot of moving pieces with some cost saves and Stellar in the third quarter. Is there some sort of fuller expense guide you could give for the year? Or where the efficiency ratio could trend? Is this mid-40s level a good place to be? Or how should we think about the trajectory?

Asylbek Osmonov

Well, Janet, I don’t know if I can give a specific guidance long term because we’re still trying to integrate two banks and then Stellar coming in the second half of the year. But what we said earlier on at least two banks that we merged, cost savings that we announced, that we are working toward it and we’re going to achieve those cost savings. I mean, we’re already getting some of the cost saves now, but most of them come when the integration of the system, what we mentioned in September, November, then when we’re going to see that.

Also with the Stellar addition, we’re going to probably see most of the cost saving next year, and we said, what, 35 percent cost save. We feel very comfortable about the cost saves on that side of it.

So if you combine all together, I think the goal for us is to get back to the—with all the cost savings, get back to the mid-40s that we ran historically, 44 percent, 45 percent, 46 percent. So that’s the goal, and I think it is achievable.

Janet Lee

Got it. That’s fair. Thank you. And you said the loan accretion income is expected to stay around this $3 million-to-$4 million range on the loan side in the second quarter. Could you remind us where this could go with the Stellar in the third quarter? Or could you maybe provide projections around the full PAA as opposed to just loan accretion?

Asylbek Osmonov

Yeah. On the—for second quarter, yeah, it stays the same, $3 million to $4 million. With the addition of Stellar, I mean, a lot can change. Right? It depends on the market rate environment when we do merge with Stellar in July, so it’s kind of hard to say.

But I’ll tell you, when we did our projection, when we put together in January, we said that we’re probably going to expect about, at least in 2027, about $10 million to $12 million of interest—fair value income from Stellar. That’s a pretax number. That’s what we estimated. But again, a lot can change depending on the rate environment in July.

…

Yeah, and securities are going to reprice. I think Stellar was about, what, 3, 3.5 margin. So that is going to reprice a little bit—

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—another 100 basis points or so.

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Janet Lee

Got it. And the 370 NIM, that was the target for the reported NIM.

Asylbek Osmonov

Yeah, that was the 370. Yeah. That’s going to be our exit, meaning the end of the year combined Prosperity Banc and Stellar together.

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Because we can just kind of have Stellar for half a year.

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Jared Shaw – Analyst, Barclays

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So then on the Stellar deal, last quarter a couple of times you mentioned that just given their underwriting and pricing, you didn’t expect to see any runoff from that portfolio. But today, it sounds like maybe there could be some runoff. What should we assume is potentially at risk from the Stellar portfolio of running off? And I guess, what changed to change your view on that?

David Zalman

Kevin can jump in in a minute. But again, I think we’re just trying to prepare everybody that you have Stellar, you have Texas Partners Bank and American, that just historically we have lost loans through these deals. And again, we don’t want to give somebody a deal that says, okay, we thought it was great that they increased $200-and-something million. But again, we don’t want to come here and tell you we’re going to have a 5 percent or 6 percent loan growth when historically we’ve seen things that, I guess, we’re just being cautious, really.

Kevin Hanigan

Yeah, I’d say cautious. I do think they underwrite much like we do. It does take—and again, I went through this on the other side in 2019 with a large lending staff. It takes six to nine months to get integrated into the system and how the underwriting is done at Prosperity and the forms and the process. It takes a while and then lenders get used to it and things stabilize.

David Zalman

I think it’s even more than that, Kevin. I think even, I look at what we did in our production this first quarter and it was definitely impacted by doing a D&A conversion, people trying to get their loans to the loan committee, doing three—working with three different banks to put it all together. So I think when you’re doing this, I mean we increased our assets—you can do the math—between 38 billion and 54 billion. That’s a lot of increases. So to try to massage and put all this together, things are not going to be just exactly the way they were.

And if you—and I would say this, that if you if you think they’re going to be exactly—plus you’re going to have this exponential growth, I think it would be a mistake. I think right now we really need to focus on putting all this together, making sure everybody fits in good and take our time and doing it right.

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Jon Arfstrom – Analyst, RBC Capital Markets

Okay. David, one for you. This may be an odd question with your Stellar team in the room, but you got beat up last quarter on the pricing and during the quarter on the price paid. Just curious how you’re thinking about it a quarter later. Sounds like you still believe the accretion is there and the 2027 EPS numbers are there, but, and maybe Stellar is doing better than planned. But how are you feeling about this a quarter later? Just it’s a big deal, obviously.

David Zalman

I couldn’t be happier. I think it’s a great deal. I mean, I think there’s a huge difference between one bank and another bank, and I think—I’m not just saying this because these guys are in here. If we were ever to sell our bank, I wouldn’t sell for anything less on a multiple that these guys that we paid for. So I think it’s top-notch.

I think all the analysts—at the end of 2027, when we make the money we’re going to make, I think everybody’s going to say, I knew it the whole time. But right now I’ve got to prove it. But you guys are all going to say, well, we knew it the whole time, and that’s when the stock is going to go to $95 or $100. But I’m telling you, it’s going to happen, and I feel better than I have in three years about all these different deals.

Kevin Hanigan

Yeah, Jon, this is Kevin. Look, we did get a little dinged up. Right? The market thought we paid a little too much, and they thought—we were using estimates that were greater than the market had for 2026. But I think we did it based upon a deep dive of due diligence and knowing these people really, really well in the course of putting the acquisition together and feeling comfortable with their internal numbers. And it’s really rare for us to put out numbers that are above the consensus when we’re doing a public deal. It’s rare for anybody to do. We did it.

And I think they’ve proven up with a clean quarter that’s really good this quarter. And my guess is, when we look back at all of this, the estimates that we used for Stellar for 2026 are going to be better than the one—we’re going to end up doing better than even the ones we used.

David Zalman

Well, I would even go a step further that—and Bob can jump in if he wants—but I know this goes for American and probably for Bob both. If they wouldn’t have got the price that they wanted, they wouldn’t have done the deal. I mean, they know what they’re worth, Bob. You may jump in and say that, but I wouldn’t. I mean, I wouldn’t do a deal if we knew we’re worth more.

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Cautionary Notes on Forward-Looking Statements

This communication contains statements regarding the proposed transaction between Prosperity Bancshares, Inc. (“Prosperity”) and Stellar Bancorp, Inc. (“Stellar”); future financial and operating results; benefits and synergies of the proposed transaction; future opportunities for Prosperity; the issuance of common stock of Prosperity contemplated by the Agreement and Plan of Merger by and between Prosperity and Stellar (the “Merger Agreement”); the expected timing of the closing of the proposed transaction contemplated by the Merger Agreement; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about Prosperity, Stellar and their respective subsidiaries or related to the proposed transaction between Prosperity and Stellar and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

These forward-looking statements may include information about Prosperity’s and Stellar’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s and Stellar’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and Stellar’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s and Stellar’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s and Stellar’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement.

These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions Prosperity currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of the control of Prosperity and Stellar, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. These risks and uncertainties include, but are not limited to, whether Prosperity can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Prosperity’s securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate, interest rate and commodity price fluctuations; changes in trade policies by the United States or other countries, such as tariffs or retaliatory tariffs; and the effect, impact, potential duration or other implications of weather and climate-related events. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, Stellar or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Prosperity’s and Stellar’s businesses as a result of the announcements and pendency of the proposed transaction, (3) the risk that the integration of Stellar’s businesses and operations into Prosperity will be materially delayed or will be more costly or difficult than expected, or that Prosperity is otherwise unable to successfully integrate Stellar’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of Stellar, (5) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (6) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (7) the dilution caused by the issuances of additional shares of Prosperity’s common stock in the proposed transaction, (8) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Prosperity before or after the proposed transaction, or against Stellar, (10) diversion of management’s attention from ongoing business operations and (11) general competitive, economic, political and market conditions and other factors that may affect future results of Prosperity and Stellar. Prosperity and Stellar disclaim any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other risks, uncertainties, assumptions, and factors are discussed in the respective Annual Reports on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, filed by Prosperity or Stellar and in other filings made by Prosperity and Stellar with the Securities and Exchange Commission (the “SEC”) from time to time.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Prosperity has filed with the SEC a registration statement (the “Registration Statement”) on Form S-4 (File No. 333-294882) to register the shares of Prosperity common stock to be issued to the shareholders of Stellar in connection with the proposed transaction. The Registration Statement includes a prospectus of Prosperity and a proxy statement of Stellar (the “proxy statement/prospectus”), which will be sent to the shareholders of Stellar in connection with the proposed transaction. The Registration Statement was declared effective on April 21, 2026, at which time Prosperity filed a final prospectus and Stellar filed a definitive proxy statement. The mailing of the proxy statement/prospectus to Stellar shareholders commenced on April 23, 2026. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus or any other document that may be filed by Prosperity or Stellar with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the Registration Statement and the proxy statement/prospectus and other documents that are filed with the SEC by Prosperity or Stellar, as applicable, free of charge from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank.

Participants in the Solicitation

Prosperity, Stellar and certain of their directors and executive officers and other employees may be deemed to be participants in the solicitation of proxies from Stellar’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Prosperity and their ownership of Prosperity common stock is contained in the definitive proxy statement for Prosperity’s 2026 annual meeting of shareholders (the “Prosperity Annual Meeting Proxy Statement”), which was filed with the SEC on March 16, 2026, including under the headings “Item 1. Election of Directors,” “Corporate Governance,” “Executive Compensation and Other Matters,” “Item 3. Advisory Vote on Executive Compensation,” and “Beneficial Ownership of Common Stock by Management of the Company and Principal Shareholders.” Information about the directors and executive officers of Stellar and their ownership of Stellar common stock is contained in Amendment No. 1 to the Annual Report on

Form 10-K for the year ended December 31, 2025 of Stellar (the “Stellar 10-K/A”), which was filed with the SEC on April 17, 2026. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Stellar in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus relating to the proposed transaction filed with the SEC. To the extent holdings of securities by potential participants (or the identity of such participants) have changed since the information printed in the Prosperity Annual Meeting Proxy Statement or the Stellar 10-K/A, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 filed with the SEC, as applicable. Free copies of the proxy statement/prospectus relating to the proposed transaction and free copies of the other SEC filings to which reference is made in this paragraph may be obtained from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.